UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 20, 2021

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated May 19, 2021 announcing STMicroelectronics’ acquisition of the assets of Cartesiam.

PR No: C3003C

STMicroelectronics acquires Edge AI software specialist Cartesiam

Geneva, Switzerland May 19, 2021 - STMicroelectronics (NYSE:STM), a global semiconductor leader serving customers across the spectrum of electronics applications, today announced a transaction with Cartesiam to acquire its assets (including its IP portfolio) and to transfer and integrate its employees. Closing is subject to regulatory approvals.

Cartesiam, based in Toulon (France), is a software company founded in 2016, which specializes in artificial intelligence (AI) development tools enabling machine-learning and inferencing on Arm®-based microcontrollers, which today power billions of devices. Its team includes data scientists and embedded signal processing experts, with significant experience in delivering standard and custom solutions. Its flagship and patented solution, NanoEdge™ AI Studio, allows embedded systems designers without prior knowledge in AI to rapidly develop specialized libraries integrating machine-learning algorithms directly into a broad range of applications. Devices leveraging Cartesiam’s technology are already in production around the world included inside connected devices, household appliances, and industrial machines.

With this acquisition, STMicroelectronics reinforces its AI strategy and strengthens its technology portfolio to address the full spectrum of embedded machine-learning needs. The NanoEdge™ AI Studio solution is fully complementary to STMicroelectronics’ STM32Cube.AI toolset and will provide STMicroelectronics’ customers with additional flexibility to integrate machine-learning into their solution.

“Using artificial intelligence to create ever smarter solutions is one of the priorities of our customers regardless of their size or industry,” said Claude Dardanne, President, Microcontrollers and Digital ICs Group, at STMicroelectronics. “With STM32Cube.AI, STMicroelectronics already offers the ability to map and run pre-trained artificial neural networks on our broad portfolio of STM32 microcontrollers. The addition of Cartesiam’s machine learning technology to STMicroelectronics’ existing solutions will provide the best edge-AI solution portfolio on the market for any customer looking to bring additional innovation to their offering.”

The terms of the transaction were not disclosed.

Additional information is available on the ST website.

Customers can reach out to edge.ai@st.com.

STM32 is a registered and/or unregistered trademark of STMicroelectronics International NV or its affiliates in the EU and/or elsewhere. In particular, STM32 is registered in the US Patent and Trademark Office.

About STMicroelectronics

At ST, we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with more than 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology. Further information can be found at www.st.com.

For further information, please contact:

INVESTOR RELATIONS:

Céline Berthier

Group VP, Investor Relations

Tel : +41.22.929.58.12

Celine.berthier@st.com

MEDIA RELATIONS:

Alexis Breton

Corporate External Communications

Tel: + 33.6.59.16.79.08

alexis.breton@st.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 20, 2021	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	Chief Financial Officer President, Finance, Infrastructure and Services